LICENSE AGREEMENT

1. Strata Web Systems Ltd. ("Strata Web") has developed and owns software and documentation (the "Strata Code"), which is the confidential, proprietary and/or trade secret information of Strata Web. All Strata Code furnished to Talisman Energy Inc. (the "Customer") by Strata Web pursuant to this Agreement is for the exclusive internal business use of the Customer, and Strata Web hereby grants to Customer, and Customer accepts, a non-exclusive, non-transferable right and license to use or purchase the Strata Code for such purpose (the "License"). During the Contract License Period ("CLP"), which runs from March 1, 1998 to February 28, 1999, Customer agrees to the license charges in paragraph 4 and is subject to the conditions, all as set forth herein. The Strata Code remains the property of Strata Web until the completion of the initial CLP at which time it will become property of the Customer. Licensed access to the Strata Web Server is not available for purchase, and, and at the Customer's option, will be the only reoccurring expense at the completion of the CLP.

2. The Customer may, at its option, elect on an annual basis to employ the services of Strata Web to maintain the Strata Code and shall pay Strata Web the maintenance fees for Maintenance as set forth in paragraph 4. Any additions, changes and enhancements made to the Strata Code under Maintenance and products developed through Project Work Services shall become the property of the Customer. Upon completion of projects contracted under Project Work Services, Strata Web will maintain any resulting products as part of Maintenance. If the Customer pays the maintenance fee then the term of this License shall renew for an additional year and Strata Web shall provide the Customer with all updates during the renewal term(s).

3. Definitions

A. "Strata Web Server" is a computer processor owned and managed by Strata Web.

B. "Project Work Services" are services performed to satisfy business requirements defined by Customer outside the CLP. The non-contract service rate is the rate charged to perform the Project Work Services, and is presently set at $125.00/hour. The non-contract service rate is subject to periodic adjustments, not to exceed a total of 10% of the previous CLP during the then current CLP.

C. "Strata Code" is the software component and its associated documentation, as developed by Strata Web. Strata Code includes, but not limited to, customized, reports, application software, and database connectivity.

D. "Maintenance" shall include telephone and / or on-site support, bug fixes, software & system configuration, and software updates on Strata Code and products developed through Project Work Services. Charges for media and handling are included in the maintenance fees.

4. Customer agrees to pay License and Maintenance fees as set forth hereunder. Annual-pre-payment is subject to a 5% discount of all quoted prices. Following the initial CLP, Customer agrees that Strata Web may revise the charges stated hereunder on 60 days written notice to a limit of 10% per CLP.

License and Maintenance Fees
	Monthly	Annual	Monthly	Annual	Monthly	Annual	Monthly	Annual
Licensing Fees	1 user	1 user	15 users	15 users	25 users	25 users	50 or more users	50 or more users
Strata Web Server Access Fees	$50.00	$500.00	$750.00	$9,000.00	$1,250.00	$15,000.00	$2,500.00	$30,000.00

Purchase Fees	Monthly	Annual	Monthly	Annual	Monthly	Annual	Monthly	Annual
Strata Code Purchase Fee	$666.67	$8,000.00	$666.67	$8,000.00	$666.67	$8,000.00	$666.67	$8,000.00

Maintenance Fees
Annual Maintenance Cost	$50.00	$600.00	$750.00	$9,000.00	$1,250.00	$15,000.00	$2,500.00	$30,000.00

Totals	$766.67	$9,200.00	$2,166.67	$26,000.00	$3,166.67	$38,000.00	$5,666.67	$68,000.00

5. Additional seat purchases will be added into the Agreement and charged at a rate based upon the portion of the remaining CLP for the desktop license access to the Strata Server; however, Customer shall not be required to pay for additional seat purchases once the total seat count reaches 50. For example, if 35 additional seats were added in July of 1998, the charge for those seats would be $50 x 35 x 9 months = $15,750.

6. Payment terms are net thirty (30) days. The Customer agrees to pay delivery charges and applicable taxes, which are not included in the amount shown on the face of this Agreement and which will be invoiced to the Customer.

7. Strata Web hereby represents and warrants that:

(a) it has all legal right to grant the License hereunder and to provide the Strata Code to the Customer;

(b) to the best of its knowledge the Strata Code does not infringe, violate or misappropriate the intellectual property rights of any third party;

(c) the Strata Code conforms to written specifications given by Strata Web to the Customer, and

(d) the Strata Code is Year 2000 compliant.

However, the Customer acknowledges that Strata Web does not, and could not for the fees charged hereunder, guarantee or warrant the correctness, completeness or currentness of the Strata Code provided or that the Strata Code is free from defect. There are no other representations or warranties or conditions, express or implied and those arising by statute or otherwise in law

8. In no event shall Strata Web have any liability for loss of profits, loss of business revenue, failure to realize expected savings, other commercial or economic loss of any kind whatsoever or for any indirect, special or consequential damages even if advised of the possibility of such damages. The Customer also agrees that Strata Web's total and aggregate liability, if any, for any and all losses or injuries to the Customer arising out of any acts or omissions of Strata Web in connection with anything to be done or furnished hereunder, regardless of the cause of the loss or injury and regardless of the nature of the legal or equitable right claimed have been violated, shall never exceed the amount paid during the current term of this Agreement by the Customer for the information services furnished hereunder.

9. The Strata Code furnished hereunder shall be held in strict confidence and shall not be reproduced, revealed or made accessible in whole or in part, in any manner whatsoever, to third parties, unless the Customer first obtains Strata Web's written consent (which consent shall not be unreasonably withheld). This confidentiality provision shall remain in effect for a period of two (2) years after the termination of this Agreement. The Customer may not copy the Strata Code except for back-up / archival purposes.

10. Strata Web shall indemnify Customer and hold it harmless from all damages and costs, including reasonable attorney's fees finally awarded against Customer, to the extent that such damages and costs result from a claim that the Strata Code as delivered to Customer infringe, violate or misappropriate any patent, copyright, trade secret or other intellectual property right, provided that Customer promptly notifies Strata Web of any threatened or pending claim or action and fully cooperates with Strata Web in its defense, including any settlement thereof, and provided that Strata Web shall, with prior consultation with the Customer, have full control over the conduct of the case and any settlement thereof.

11. In the event that all or a portion of the Strata Code is held to constitute an infringement or violation of any other third party rights and/or its use is enjoined, Strata Web shall have the obligation, at its sole expense, to:

(a) modify the infringing licensed Strata Code, without impairing in any material respect its functionality or performance, so that it becomes non-infringing or non-violative;

(b) procure for Customer the right to continue to use the infringing Strata Code;

(c) replace the infringing Strata Code with equally suitable, non-infringing software; or

(d) if options (a), (b) or (c) above become unavailable after Strata Web has made reasonable attempts to secure such options, the Agreement shall terminate and Strata Web shall promptly refund all sums paid by Customer for the Strata Code during the time period in which Customer is unable to utilize such data.

12. This Agreement will renew automatically for successive one (1) year periods after the initial CLP. Either party may terminate the Agreement at the end of the initial CLP or any subsequent one (1) year term by furnishing thirty (30) days prior written notice to the other party. Either party may terminate this Agreement at any time for cause or breach by the other party, but only after providing a notice of breach, in writing to the other party at the address given below, along with a detailed written description of the breach, and a description of steps that may be taken with the other party to cure the breach. If the other party has not cured the breach within thirty (30) days, then the complaining party may terminate the portion of this Agreement which applies to the specific product in question by written notice effective immediately. Following the initial CLP, either party may terminate this Agreement on thirty (30) days prior notice; in this case, Strata Web shall refund the unused balance of the amount paid by the Customer under this Agreement. In the event that Strata Web is purchased by a third-party during the initial CLP, the Customer; at the Customer's option, may acquire ownership of the Strata Code by paying the balance of the outstanding purchase fee. No termination of the Agreement by any party hereto shall affect the rights and obligations of any party which have accrued as of the date of such termination.

13. The License and rights hereunder may not be assigned or transferred by Customer, in whole or in part, either directly or by operation of law, without the prior written permission of Strata Web (which permission shall not be unreasonably withheld); except that it shall not be a violation of this Agreement for Customer to transfer the license granted without Strata Web's prior written permission, if the transfer of the rights and license granted hereunder is in its entirety and to a successor of all or substantially all of Customer's business. Any prohibited transfer or assignment shall be null and void and of no effect.

14. Notices must be in writing, sent registered mail, and will be deemed effective five days after being deposited in the U.S. or Canadian postal service(s), postage prepaid, and addressed to the following:

(a) for Strata Web, to:

Strata Web Systems Ltd.,
860, 815-8th Avenue
S.W., Calgary, AB T2P 3P2;
Attn: Greg Hess, President

(b) for Customer, to:

Talisman Energy Inc.,
Suite 2400, 855 2nd Street, S.W.,
Calgary, AB T2P 4J9;
Attn: Sr. Technology Analyst.

15. Nothing herein shall be construed to place the parties in a relationship of partners or agents of the other, and neither party shall have power to obligate or bind the other in any manner whatsoever.

16. This Agreement covers any updates, backups, and merged or partial copies of the Strata Code, and constitutes the entire written or oral understanding and agreement between the parties regarding the Strata Code. Any prior purchase order, communication, advertising, or representations are superseded and are canceled.

17. This License may only be modified in a written instrument signed by an authorized officer of Customer or Strata Web.

18. Should any portion of this Agreement be found unenforceable by a court of competent jurisdiction, the parties agree that the unenforceable portion be severed from the Agreement and the remainder enforced as to its terms.

19. This Agreement shall be construed in accordance with and governed by the laws of the Province of Alberta, Canada.

In consideration of the mutual covenants contained herein, the parties agree to all the terms and conditions of this Agreement, as indicated by the signatures of their duly authorized representatives below.

Effective Date: March 1, 1998

Talisman Energy Inc.
Signature: /s/Alex Federucci
Name: Alex Federucci
Title: Manager, Information Systems

Strata Web Systems Ltd.
Signature: /s/Greg. V. Hess
Name: Greg V. Hess
Title: President

Schedule 'B' - STRATA WEB Response Times and Escalation Procedures

On the initial call for technical assistance, a priority level will be assigned based on the urgency of the problem as follows:

Priority 1: Major Outage, entire system down, no operation is possible.

Priority 2: Minor Outage, portion of system is down, some operation still possible

i.e. Well Ticket supplier down

Priority 3: Localized Outage, intermittent problem that does not prevent operation.

STRATA WEB responses are determined by the Priority Level

Priority 1:

Level l	1 Hour	Call returned and System Engineer will begin establishing problem definition and resolution.
	2 Hours	System Engineer will be on-site or dialled into system working on problem resolution.
Level 2	6 Hours	Problem will be escalated to Manufacturer's Technical Support
Level 3	8 Hours	STRATA WEB Account Executive, Project Manager and Client Representative will be notified of outage. Develop work-around plans if problem not resolvable immediately.
Level 4	1 Day	STRATA WEB President and Client Senior Management will be notified. Every required resource will be assigned to implement work-around plans.

Priority 2:

Level 1	2 Hours	Call returned.
	4 Hours	System Engineer will begin establishing problem definition and resolution.
	1 Day	System Engineer will be on-site or dialled into system working on problem resolution.
Level 2	2 Days	Problem will be escalated to Manufacturer's Technical Support
Level 3	4 Days	STRATA WEB Account Executive, Project Manager and Client Representative will be notified of outage. Develop work-around plans if problem not resolvable soon.
Level 4	1 Week	STRATA WEB President and Client Senior Management will be notified. Resources will be assigned to implement work-around plans.

Priority 3:

Level 1	1 Day	Call returned.
	2 Days	System Engineer will be on-site or dialed into system working on problem resolution.
Level 2	4 Days	Problem will be escalated to Manufacturer's Technical Support.
Level 3	1 Week	STRATA WEB Account Executive, Project Manager and Client Representative will be notified of outage. Develop work-around plans if problem not resolvable soon.
Level 4	2 Weeks	STRATA WEB President and Client Senior Management will be notified. Resources will be assigned to implement work-around plans.

Schedule 'C' STRATA WEB Service Hours

I. STRATA WEB Service Hours

A. STRATA WEB service hours are available during the hours of 08:00 - 17:00 Mountain time.

II. Local Service Contact

A. Contact can be made directly for STRATA WEB Service during the STRATA WEB Service Hours at 403-216-1180

If a service call is made during normal working hours, STRATA WEB will work to complete the problem until completed or establish agreement with the customer when work will be completed.

[TALISMAN LETTERHEAD]

[date]

Strata Web Systems Ltd.
Suite 600, 940 6th Avenue S.W.
Calgary, Alberta
T2P 3T1

Attention: Ed Chesney

Dear Sirs:

Re: License Agreement effective March 1, 1998 (the "License Agreement") between Talisman Energy Inc. ("Talisman") and Strata Web Systems Ltd. ("Strata Web")

By way of background, Talisman and Strata Web have been operating under the License Agreement from March 1, 1998. Since that time, Talisman has agreed to the change in the pricing structure as herein provided. The parties agree to execute the Order From attached hereto as Exhibit A to reflect the new pricing and to add certain other add terms to the License Agreement.

The fees will be changed to lump sum annual fees for unlimited users of $177,000 S & M and inside support per year.

The parties hereto agree that the License Agreement is renewed hereby until ___________. At that time the License Agreement will automatically renew for successive one year periods unless terminated by Talisman at any time thereafter upon ninety days written notice.

Concurrently with execution of this letter agreement it is acknowledged that the parties hereto will enter into an IT Services Agreement (Data Service Bureau) (the "Services Agreement") in order that Talisman may utilize the Strata Code to access third party data offered by Strata Web. It is acknowledged that Talisman may terminate the Services Agreement at any time and have the data offered thereunder populated on one of its own servers.

It is further acknowledged that the Source Code to the Strata Code will be delivered to Talisman for the exclusive internal business use of Talisman as provided in the License Agreement and may be maintained by Talisman at its option in the future. In the event that Talisman exercises this option any improvements, enhancements or updates to the Strata Code after such time, will not be provided to Talisman.

It is acknowledged that from the commencement of the License Agreement that Strata Web has created a number of custom auxiliary programs for Talisman. The listing of the same is set forth in Exhibit B hereto. It is acknowledged by Talisman that Strata Web has obtained a. non-exclusive, royalty free license to use and incorporate such algorithms from programs in to any released updates of Strata Code in the future subject to Talisman's consent to use major portions thereof, such consent may include recovery of any custom programming fees.

It is acknowledged that in the event that the License Agreement is terminated that the Services Agreement will also terminate. The provisions relating to termination in the Services Agreement will then apply to termination of the services. It is further acknowledged that the Services Agreement contains the Talisman Standard Terms and Conditions. It is agreed by Strata Web and Talisman that the Talisman Standard Terms) and Conditions as contained in the Services Agreement will apply to the License Agreement.

Except as otherwise herein provided, the terms and conditions of the License Agreement remain in effect and will govern the license of the software therein.

In order to ensure that there is no misunderstanding we ask that you execute a copy of this letter and return it to our offices together with a copy of the attached Order Form.

Yours truly,
TALISMAN ENERGY INC.
Per:

The foregoing is acknowledged and agreed to.
Dated: ______________ 2003

STRATA WEB SYSTEMS LTD.
Per:

EXHIBIT A

ORDER FORM

This Order Form hereby incorporates the terms and conditions of the License Agreement dated March 1, 1998 between the parties hereto. Unless otherwise stated herein, the defined terms in the Agreement shall have the same meaning in this Order Form. All monetary denominations shall be in Canadian dollars.

CUSTOMER NAME:	Talisman Energy Inc.
Effective Date of Agreement:	2003
Version of the Ordered Service:	DataMap Enterprise 3.2

I. SOFTWARE LICENSES:

Customer's required licensing of the DataMap Enterprise software has been covered under the agreement effective March 1, 1998.

II. SERVICES:

Subject to the terms and conditions of the Agreement, and any other applicable agreements, Customer hereby purchases the following Services:

DataMap Enterprise Support and Maintenance Service Fees will be $93,000 per year for a site license.

* The Support and Maintenance fee covers all components of the DataMap service that are available through the Internet-based public subscription model including, without limitation:

- All components of the map interface including:

- Tree Interface

- Navigation Tools

- Query Manager

- Workspace Manager

- Online Help

- Any future functional enhancements

- All public map layers and reports

The Support and Maintenance fees set out above do not cover custom development performed by Strata Web as Project Work Services including, without limitation, the provision of specific maps, map layers, data or functionality for the Customer.

Support and Maintenance fees also cover maintenance of custom developed code performed under Project Work Services for the client.

III. CURRENT USAGE STATISTICS:

The following table lists the client's current usage pattern

Month (2002)	Jan	Feb	Mar	Apr	May	Jun
Number of User Sessions	1919	1798	1798	1818	1911	1814

IV. ANCILLARY PROGRAMS:

Strata Web may install upgrades to Ancillary Programs as required, however Customer will be solely responsible for Ancillary Programs and any other required 3rd party software licensing.

PROGRAM LICENSED	CURRENTLY UNDER LICENSE
Mapguide Server V5	Yes
MapGuide Author V5	Yes
MapGuide Extension for SHP files	Yes

V. GOVERNING LAW:

This Order Form shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada, as applicable, without regard to any conflict of laws provisions. The parties attorn to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute arising herein.

No dispute under this Order Form may be brought before any judicial or quasi-judicial entity unless the aggrieved party notifies the other party of the claim and attempts to resolve the dispute as follows. Upon written notifications of a dispute or claim, a representative(s) of each party will meet within thirty (30) days of notification to attempt to resolve the dispute in good faith. Prior to that meeting, the parties will investigate the circumstances of the dispute. The representatives will attend the dispute resolution meeting with reasonable authority to resolve the claim. If there is no resolution of the dispute by this means, or the non-aggrieved party refuses to cooperate, the dispute shall be finally settled by arbitration in the City of Calgary, in the Province of Alberta, Canada, under the then-current Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators in accordance with the said Rules.

In any action or proceeding between the parties hereto, or brought to enforce the terms and conditions of this Order Form, the prevailing party in such action or proceeding shall be entitled to recover its reasonable attorney's fees and costs. Either party may apply to a court for interim relief that may be necessary to protect the rights or property of that party.

ORDER ACCEPTED AND ACKNOWLEDGED AS OF THE _________ DAY OF ______________________, BY:

TALISMAN ENERGY INC.
Signature: ___________________
Name: ______________________
Title: _______________________
Date: _______________________

STRATA WEB SYSTEMS LTD.
Signature: ___________________
Name: ______________________
Title: _______________________
Date: _______________________